UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER
000-27189

CUSIP NUMBER
59011Y-10-8

(Check one): [ ] Form 10-K and Form 10-KSB [ ] Form 20-F [ ] Form 11-K
[X] Form 10-Q and Form 10-QSB [ ] Form N-SAR

For Period Ended: March 31, 2001
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION Merlin Software Technologies International, Inc. Full Name of Registrant
Not applicable Former Name if Applicable
Suites 200/201 - 4199 Lougheed Highway Address of Principal Executive Office (Street and Number) Burnaby, BC, Canada V5C 3Y6 City, State and Zip Code

PART 11 - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).
[x]	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[x]

The subject annual report, semi-annual report, transition report on Form 10-K, Form 10-KSB, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K and 10-KSB, 20-F, 11-K, 10-Q, 10-QSB, N-SAR, or the transition report on portion thereof, could not be filed within the prescribed time period.

The Registrant is unable to file, without unreasonable effort and expense, its Form 10-QSB because its unaudited financial statements for the period ended March 31, 2001 have not been completed. During the quarter ended March 31, 2001, the Registrant concentrated its efforts on the completion of its Form SB-2 Registration Statement, which was declared effective on March 30, 2001. Due to the amount of time that the Registrant spent complying with the Securities and Exchange Commission's requirements with respect to the Form SB-2, the Registrant was unable to compile the requisite information for, and was therefore unable to prepare, its unaudited financial statements for the period ended March 31, 2001 without unreasonable effort and expense. The Registrant anticipates that its Form 10-QSB, along with the unaudited financial statements, will be filed on or before the 5th calendar day following the prescribed due date of the Registrant's Form 10-QSB.

PART IV - OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Robert Heller (604) 320-7227
(Name, Area Code, Telephone Number)
(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

[X]Yes [ ] No
(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[ ]Yes [X] No
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made

MERLIN SOFTWARE TECHNOLOGIES INTERNATIONAL, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date May 14, 2001

By /s/ Robert Heller
Robert Heller, President